Exhibit 12(a)
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Nine months
ended
September 30,
2009
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$7,606
Plus:
Interest and other financial charges included in expense(b)	14,302
One-third of rental expense(c)	437
Adjusted “earnings”	$22,345

Fixed Charges:
Interest and other financial charges included in expense(b)	$14,302
Interest capitalized	32
One-third of rental expense(c)	437
Total fixed charges	$14,771

Ratio of earnings to fixed charges	1.51

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.